SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated

2 JULY 2003

AngloGold Limited
_
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
    South Africa____
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:        Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
Yes:
      No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
Yes:
      No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:
      No:
Enclosures:
   ANGLOGOLD CONCLUDES SALE OF INTEREST IN JERRITT CANYON JOINT VENTURE

 News Release

(Incorporated in the Republic of South Africa)
CORPORATE AFFAIRS DEPARTMENT
(Registration Number: 1944/017354/06)
16th Floor, 11 Diagonal Street, Johannesburg 2001, South Africa

ISIN Number:ZAE000043485
Tel: (+27 11) 637-6385 or Fax: (+27 11) 637-6399/6400
JSE Share Code: ANG

NYSE Ticker: AU
2 July 2003

ANGLOGOLD CONCLUDES SALE OF INTEREST IN JERRITT CANYON JOINT VENTURE
AngloGold today announced that it has concluded the transaction with Queenstake Resources U.S.A. Inc. for the sale of its interests in the Jerritt Canyon Joint Venture. This follows the receipt by the Jerritt Canyon joint venture partners of a second unsolicited offer from Queenstake. AngloGold owns 70% of the joint venture and is the operator and managing partner of the Jerritt Canyon Mine.
Under the terms of the purchase and sale agreement, Queenstake paid the Jerritt Canyon Joint Venture $1.5 million in cash and 32 million shares of Queenstake common stock at closing, with $6 million in deferred payments and approximately $4 million in future royalty payments. Queenstake accepted full closure and reclamation liabilities and posted surety bonds totalling $33.5 million with the regulatory agencies. Permits for the operation of the mine were transferred to Queenstake effective June 30, 2003.
For the year ended December 31, 2002, Jerritt Canyon produced 237,000 attributable ounces of gold at a total cash cost of $249 per ounce.
Ends.

Queries:
www.anglogold.com
South Africa
Tel:
Mobile:
E-mail:
Steve Lenahan
+27 11 637 6248
+27 83 308 2200
slenahan@anglogold.com
Alan Fine                                          +27 11 637 6383                                  +27 83 250 0757                              afine@anglogold.com
Shelagh Blackman                            +27 11 637 6379                                  +27 83 308 2471                              skblackman@anglogold.com
Europe & Asia

Tomasz Nadrowski
+1 212 750 7999
 +1 917 912 4641
tnadrowski@anglogold.com
USA

Charles Carter

(Toll free) 800 417 9255

+1 212 750 7999

cecarter@anglogold.com
Australia

Andrea Maxey
+61 8 9425 4604
 +61 438 001 393
amaxey@anglogold.com.au

Disclaimer
Except for the historical information contained herein, there are matters discussed in this news release that are forward-looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors including, but not limited to development of the Company's business, the economic outlook in the gold mining industry, expectations regarding gold prices and production, and other factors, which could cause actual results to differ materially from such forward-looking statements, refer to the Company's annual report on the Form 20-F for the year ended 31 December 2002 which was filed with the Securities and Exchange Commission on 7 April 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date:  2 JULY 2003
By:    /s/ C R BULL

_

Name:  C R Bull
Title:     Company Secretary